Filed pursuant to Rule 433

File No. 333-40362

June 6, 2006

LACLEDE GAS COMPANY

$55,000,000 First Mortgage Bonds 6.150% Series due June 1, 2036

Term Sheet

Company:	Laclede Gas Company

Expected Ratings:	A3 / A / A+ (Moody’s / S&P / Fitch)

Ranking:	First Mortgage Bonds

Principal Amount:	$55,000,000

Pricing Date:	June 6, 2006

Settlement Date:	June 9, 2006 (T+3)

Maturity Date:	June 1, 2036

Interest Payment Dates:	June 1 and December 1 of each year, commencing on December 1, 2006

Benchmark Treasury:	5.375% due 2/15/2031

UST Spot (Px/Yield):	102-30+/5.161%

Spread to Benchmark Treasury:	100 basis points

Yield to Maturity:	6.161%

Coupon:	6.150%

Price to Public:	99.852%

Daycount:	30/360

Minimum Denomination:	$1,000 and integral multiples of $1,000

Make-Whole Redemption:	At any time at the Adjusted Treasury Rate plus 15 basis points

CUSIP:	505588 BF 9

Lead Manager:	Merrill Lynch, Pierce, Fenner & Smith
Incorporated

Co-Managers:	A.G. Edwards, BNY Capital Markets, Inc., Morgan Keegan & Company, Inc. and Nat City Investments, Inc.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Merrill Lynch, Pierce, Fenner & Smith Incorporated will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-866-500-5408.